Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the six months ended June 30, 2005	Year ended December 31,
		2004	2003	2002	2001	2000
Net loss	$(1,860)	$(18,462)	$(17,946)	$(9,542)	$(4,924)	$(9,869)
Minority interest—Operating Partnership	(166)	(113)	—	—	—	—
Minority interest—Fidelity	—	3,136	4,132	3,759	995	—
Distribution from real estate ventures in excess of earnings	131	493	802	1,885	—	12,599
Fixed charges	13,782	28,589	28,582	28,584	28,582	28,581

Earnings (as defined)	$11,887	$13,643	$15,570	$24,686	$24,653	$31,311

Fixed charges:
Interest expense (1)	$13,732	$28,491	$28,491	$28,491	$28,491	$28,491
Estimated interest component of rent	50	98	91	93	91	90

Total fixed charges	$13,782	$28,589	$28,582	$28,584	$28,582	$28,581
Ratio of earnings to fixed charges	*	*	*	*	*	1.1	x
Dollar value of deficiency	$(1,895)	$(14,946)	$(13,012)	$(3,898)	$(3,929)

*	Earnings for the year were inadequate to cover fixed charges. The dollar value of the deficiency is disclosed.

(1)	Includes amortization of debt issuance costs.